Consolidated Financial Statements
December 31, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Quaterra Resources Inc. were prepared by and are the responsibility of the Company’s management. These financial statements were prepared in accordance with accounting principles generally accepted in Canada and they reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, that transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

Smythe Ratcliffe has audited the consolidated financial statements and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Thomas C. Patton”

……………………………………………
Thomas C. Patton
President

April 6, 2006

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675

telephone: 604.687.1231

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the consolidated balance sheets of Quaterra Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, British Columbia
April 6, 2006, except as to note 11,
which is as of April 19, 2006

QUATERRA RESOURCES INC.
Consolidated Balance Sheets
December 31

	2005	2004

Assets

Current
Cash and cash equivalents	$1,786,298	$824,116
Restricted cash (note 5(a))	-	858,543
Accounts receivable	62,206	7,896
Due from Joint Venture Party (note 5(a))	177,799	-

	2,026,303	1,690,555
Equipment (note 4)	33,600	46,325
Mineral Properties (note 5)	3,756,883	1,972,947
Reclamation Deposits	39,061	17,244

	$5,855,847	$3,727,071

Liabilities

Current
Accounts payable and accrued liabilities	$315,428	$215,653
Due to related parties (note 6)	13,010	18,935

	328,438	234,588

Shareholders’ Equity

Share Capital (note 7(b))	15,172,975	12,672,761
Contributed Surplus (note 7(j))	1,013,998	691,226
Deficit	(10,659,564)	(9,871,504)

	5,527,409	3,492,483

	$5,855,847	$3,727,071

Nature and Continuance of Operations (note 1)
Subsequent Events (note 11)

Approved by the Board:

/s/ Thomas C. Patton	/s/ Robert J. Gayton
Thomas C. Patton, Director	Robert J. Gayton, Director

See notes to consolidated financial statements.	3

QUATERRA RESOURCES INC.
Consolidated Statements of Operations and Deficit
Years Ended December 31

	2005	2004

Expenses
Administration	60,000	60,000
Consulting	48,568	10,977
Foreign exchange loss (gain)	125,907	(1,640)
General exploration	2,441	1,347
Investor relations	71,630	70,010
Office and miscellaneous	62,159	84,181
Professional fees	89,863	17,692
Regulatory fees and taxes	19,490	8,938
Shareholder information	20,931	22,822
Stock-based compensation (note 7(i))	330,842	386,246
Transfer agent	10,014	10,928
Travel	14,850	24,312

	856,695	695,813
Other Items
Interest earned	(36,135)	(9,861)
Option payment received (note 5(f))	(35,000)	-
Write-off of reclamation deposit	2,500	-

Net Loss for Year	788,060	685,952
Deficit, Beginning of Year	9,871,504	9,185,552

Deficit, End of Year	10,659,564	9,871,504

Basic and Diluted Loss Per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares Outstanding	60,318,200	54,749,597

See notes to consolidated financial statements.	4

QUATERRA RESOURCES INC.
Consolidated Statements of Cash Flows
Years Ended December 31

	2005	2004

Operating Activities
Net loss for year	$(788,060)	$(685,952)
Items not involving cash
Stock-based compensation (note 7(i))	330,842	386,246
Write-off of accrued liabilities	(26,486)	-
Write-off of reclamation deposit	2,500

Operating Cash Flow	(481,204)	(299,706)

Changes in Non-Cash Working Capital
Accounts receivable	(54,310)	(3,849)
Accounts payable and accrued liabilities	126,261	(123,633)
Due to related parties	(5,925)	(7,559)

	66,026	(135,041)

Cash Used in Operating Activities	(415,178)	(434,747)

Investing Activities
Expenditures on mineral properties	(1,695,212)	(1,353,847)
Due from joint venture party (note 5(a))	(177,799)	-
Purchase of equipment	-	(54,500)
Purchase of reclamation bonds	(24,317)	(14,744)

Cash Used in Investing Activities	(1,897,328)	(1,423,091)

Financing Activities
Proceeds from issuance of shares, net of commissions	2,416,145	1,223,008
Share subscriptions for cash, net	-	(33,530)
Advance proceeds for Nieves Property	-	914,775

Cash Provided by Financing Activities	2,416,145	2,104,253

Increase in Cash During the Year	103,639	246,415
Cash, Beginning of Year	1,682,659	1,436,244

Cash, End of Year	$1,786,298	$1,682,659

Cash consists of the following
Cash and cash equivalents	$1,786,298	$824,116
Restricted cash	-	858,543

	$1,786,298	$1,682,659

Supplemental Cash Flow Information (note 10)

See notes to consolidated financial statements.	5

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quaterra Resources Inc. (the “Company”) is an exploration stage enterprise incorporated under the laws of British Columbia. The Company is engaged in the acquisition, exploration and development of precious metal properties and does not have any mineral properties in production. The Company has not determined whether these mineral properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing.

These consolidated financial statements were prepared on a “going-concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2005, the Company had working capital of $1,697,865 (2004: $1,455,967). The Company does not currently hold any revenue-generating properties. As a result, the Company continues to incur losses and had an accumulated deficit of $10,659,564 as at December 31, 2005 (2004: $9,871,504).

The Company’s ability to discharge its liabilities and fulfill its commitments as they come due are dependent upon its success in obtaining equity financing and, ultimately, on locating economically recoverable ore reserves and attaining profitable operations. Failure to continue as a going-concern would require the restatement of assets and liabilities on a liquidation basis, which could differ materially from the going-concern assumptions. These financial statements do not reflect adjustments that would be necessary if the going-concern assumptions were not appropriate because management believes that actions taken or planned will mitigate the adverse conditions that raise doubts about the Company’s viability.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries:

(i)	Minera Agua Tierra S.A. de C.V., incorporated in Mexico;
(ii)	Quaterra Alaska, Inc., incorporated in Alaska, USA;
(iii)	Quaterra International Limited, incorporated in the British Virgin Islands;
(iv)	QTA International Nieves Limited, incorporated in the British Virgin Islands; and
(v)	Minera Nieves S.A. de C.V., incorporated in Mexico.

All intercompany accounts and transactions were eliminated upon consolidation.

(b)	Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related capitalized costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related capitalized costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral Properties (Continued)

The recoverability of amounts shown for mineral properties is dependent upon the Company’s ability to:

(i)	obtain the necessary financing to complete the acquisition, exploration and development of its mineral properties;
(ii)	enter into mineral property acquisition, joint venture or option agreements with other entities;
(iii)	discover economically recoverable reserves within its mineral properties; and
(iv)	obtain future profitable production from its mineral properties or sufficient proceeds from the disposition thereof.

On an ongoing basis, the Company evaluates each mineral property based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts capitalized for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to cash and generally have maturities of three months or less from the date acquired.

(d)	Foreign Currency

The consolidated financial statements are presented in Canadian dollars. Accounts of the Company’s foreign operations have been translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at year-end rates;
(ii)	All other assets and liabilities, at historical rates; and
(iii)	Revenue and expense items, at the rates approximating those in effect on transaction dates.

The effects of translation are credited or charged to the statement of operations as foreign exchange gain or loss.

(e)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and equipment and 45% for computers. One-half of the annual rate used in the year of acquisition, and is charged directly to mineral properties as a deferred cost.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, “Impairment of Long-Lived Assets”, which establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

(g)	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”, which establishes standards for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and normal operations of the assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

(h)	Share Capital

The proceeds from the exercise of stock options and share purchase warrants are recorded as share capital. Common shares issued for non-monetary consideration are recorded at an amount based on fair market value reduced by estimated transaction costs, if any.

(i)	Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted, and a corresponding increase in contributed surplus. When stock options are exercised the corresponding fair value is transferred to capital stock.

(j)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately, as the effects of outstanding options and warrants is anti-dilutive. There were no securities with potential dilutive effect as at December 31, 2005 other than the outstanding warrants and options described in notes 7(g) and 7(h), respectively.

(l)	Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, expenses, other income and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets and the calculation of stock-based compensation expense. Actual results could differ from those estimates.

3.	FINANCIAL INSTRUMENTS

(a)	Fair Value

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, due from joint venture party, accounts payable and accrued liabilities, and due to related parties approximate their fair values because of the short maturity of these financial instruments.

(b)	Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Credit Risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

(d)	Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies, other than the Canadian dollar (primarily $US and Mexican Peso). The Company does not manage the currency risks through hedging or other currency management tools.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

4.	EQUIPMENT

Details of equipment located at the Nieves Property in Mexico, are as follows:

		2005		2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Vehicles	$38,208	$(15,474)	$22,734	$32,478
Miscellaneous equipment	17,136	(8,914)	8,222	13,847
Computer	3,942	(1,298)	2,644	-

	$59,286	$(25,686)	$33,600	$46,325

5.	MINERAL PROPERTIES

The Company has interests in mineral properties in Mexico, Alaska, Nevada, Arizona, Utah and Wyoming; expenditures incurred on those properties are as follows:

		Los	Duke		Arizona	Other
Mineral Properties	Nieves	Crestones	Island	Big Bar	Uranium	Properties	Total

Acquisition
Balance, December 31, 2004	$1,033,583	$21,562	$94,205	$14,913	$-	$-	$1,164,263
Additions during the year	142,798	37,741	-	1,801	159,171	41,461	382,972

Balance, December 31, 2005	1,176,381	59,303	94,205	16,714	159,171	41,461	1,547,235

Exploration
Balance, December 31, 2004	(202,215)	6,280	985,669	18,950	-	-	808,684

Additions during the year
Assays and analysis	322	243	7,930	-	-	-	8,495
Consulting	45,544	8,209	6,156	332	-	-	60,241
Camp costs	7,112	-	-	-	-	-	7,112
Amortization	12,725	-	-	-	-	-	12,725
Drilling contractor	438,011	-	458,107	-	-	-	896,118
Equipment rental and
maintenance	3,720	-	-	-	-	-	3,720
Field supplies and rentals	36,154	-	12,106	3,323	3,519	-	55,102
Geological services	37	-	98,525	-	69,006	-	167,568
Geological exploration	7,810	5,381	8,238	-	-	-	21,429
Project management	93,522	-	5,348	-	-	-	98,870
Miscellaneous	1,597	-	-	-	-	-	1,597
Transportation	19,695	-	16,950	47	31,295	-	67,987

Net additions during the year	666,249	13,833	613,360	3,702	103,820	-	1,400,964

Balance, December 31, 2005	464,034	20,113	1,599,029	22,652	103,820	-	2,209,648

Total Acquisition and
Exploration
at December 31, 2005	$1,640,415	$79,416	$1,693,234	$39,366	$262,991	$41,461	$3,756,883

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

5.	MINERAL PROPERTIES (Continued)

		Los	Duke
Mineral Properties	Nieves	Crestones	Island	Big Bar	Total

Acquisition
Balance, December 31, 2003	$851,101	$4,822	$72,592	$4,618	$933,133
Additions during the year	182,482	16,740	21,613	10,295	231,130

Balance, December 31, 2004	1,033,583	21,562	94,205	14,913	1,164,263

Exploration
Balance, December 31, 2003	(309,010)	-	867,627	18,950	577,567

Additions during the year
Assays and analysis	62,830	3,228	-	-	66,058
Amortization	8,175	-	-	-	8,175
Drilling contractor	560,110	-	-	-	560,110
Field supplies and rentals	30,469	-	34,802	-	65,271
Geological services	258,745	3,052	40,392	-	302,189
Project management and personnel	76,386	-	26,813	-	103,199
Project support	12,977	-	2,864	-	15,841
Transportation	11,878	-	13,171	-	25,049
Recovery of exploration
expenditures	(914,775)	-	-	-	(914,775)

Net additions during the year	106,795	6,280	118,042	-	231,117

Balance, December 31, 2004	(202,215)	6,280	985,669	18,950	808,684

Total Acquisition and Exploration
at December 31, 2004	$831,368	$27,842	$1,079,874	$33,863	$1,972,947

(a)	Nieves Concessions, Mexico

The Company holds a 50% interest in 19 mineral concessions covering 13,198 hectares located in northern Zacatecas, Mexico (the Nieves Concessions) and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves.

The Company acquired an option on the property pursuant to an Assignment made March 26, 1999 of the Underlying Agreement by Western Silver Corporation (“Western”), a company with common directors and officers to the Company.

To acquire its interest, the Company issued 1,444,460 common shares to Western for $288,892, issued 360,000 common shares to the concessionaires for $72,000 and in accordance with the terms of the Underlying Agreement made scheduled option payments to the concession holders, totalling US $70,000 over three years. In addition, to acquire the interest in the claim fractions, the Company paid US $40,000 to the concessionaires. As at December 31, 2005, option payments totalled US $110,000.

Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US $75,000 is due to the concession holders until the commencement of commercial production. By December 31, 2005, the Company had made cumulative AMR payments of US $150,000 (C $219,256).

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

5.	MINERAL PROPERTIES (Continued)

(a)	Nieves Concessions, Mexico (Continued)

The Nieves Concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US $2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims.

Funds in the amount of US $1,500,000 (C $1,904,550) were advanced to the Company pursuant to the terms of an agreement made April 10, 2003 with Blackberry, a US-based investment partnership, whereby Blackberry could earn a 50% interest in the Nieves silver property in Mexico or the Duke Island property in Alaska by providing advance funding to the Company to fund exploration expenditures.

At December 31, 2004, the cash remaining from the advances provided by Blackberry Ventures I, LLC (“Blackberry”), was $858,543 (US $714,262). These funds were required to be utilized in exploration on the Company’s Nieves silver project in Mexico and, as such, were disclosed as restricted cash.

The agreement with Blackberry stipulated that once all monies received from the advances had been incurred on exploration expenditures, Blackberry effectively exercised its option and earned a 50% interest in the Nieves property. In August 2005, the parties formed a joint venture to proceed with exploration on the property. As at December 31, 2005, Blackberry owed the Company $177,799 for its share of joint venture exploration expenditures that have been made on the property.

At any time within 720 days from the date of exercising its option, Blackberry may elect to convert its undivided interest in the Nieves property into common shares. The number of common shares of the Company that may be issued will be US $1.5 million divided by the ten-day trading average share price, less the discount permitted by the TSX. If Blackberry elected to convert its interest as at December 31, 2005, based on current trading prices and a 25% allowable discount, Blackberry would receive approximately 4.7 million shares of the Company, representing an interest of approximately 8% of the currently issued and outstanding common shares.

(b)	Los Crestones Property, Mexico

The Company holds a 100% interest in a mineral concession covering 2,100 hectares located in northern Durango, Mexico. In April 2004, the Company issued 25,000 common shares at a price of $0.60 per share for a total of $15,000 to an individual as a finders’ fee for his role in the identification and acquisition of the property.

(c)	Duke Island Property, Alaska

In 2003, the Company acquired a 100% interest in 140 mining claims in Alaska (129 federal claims and 11 state) that cover 1,563 hectares (3,860 acres) on Duke Island, near Ketchikan, Alaska.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

5.	MINERAL PROPERTIES (Continued)

(d)	Big Bar Property, Alaska

In 2000, the Company acquired a 100% interest in the Big Bar project, which consists of seven state mining claims covering 453 hectares (1,120 acres) on the Seward Peninsula, approximately 45 kilometres (110 miles) northeast of Nome, Alaska.

(e)	Uranium Properties, Arizona, Utah and Wyoming

In an agreement made effective June 22, 2005 with North Exploration LLC, a Nevada limited partnership, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Company is required to make staged payments totalling US $500,000 over five years and to issue 600,000 common shares over three years, as follows:

(i)	US $15,000 on the effective date and issue 200,000 common shares (paid and issued);
(ii)	US $25,000 and issue 200,000 common shares on or before the first anniversary;
(iii)	US $50,000 and issue 200,000 common shares on or before the second anniversary;
(iv)	US $75,000 on or before the third anniversary;
(v)	US $135,000 on or before the fourth anniversary; and
(vi)	US $200,000 on or before the fifth anniversary.

(f)	Other Properties

Pursuant to a second agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine in the Yerington district of Lyon County, Nevada. To earn a 100% interest, subject to a 2% NSR, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008 as follows:

(i)	US $10,000 upon execution (paid October 2005);
(ii)	US $25,000 on or before January 15, 2006;
(iii)	US $75,000 on or before January 15, 2007; and
(iv)	US $1,675,000 on or before January 15, 2008.

Alternatively, if the Company has paid US $110,000 by January 15, 2007, as scheduled above, and incurred US $500,000 in exploration expenditures by January 15, 2008, then the Company may elect to acquire the property by making additional payments totaling US $1,900,000 as follows:

(i)	US $100,000 on or before January 15, 2008;
(ii)	US $125,000 on or before January 15, 2009; and
(iii)	US $1,675,000 on or before January 15, 2010.

The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1 million.

In the first quarter of 2005, a $10,000 property option payment was received from Praxis Goldfields Inc. (formerly CSS Exploration Inc.) relating to a 2001 option over certain claims located in the Skeena Mining District of British Columbia. Since no acquisition or exploration costs relating to these claims remain deferred as part of mineral property expenditures, this payment was disclosed as a recovery of operating costs.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

5.	MINERAL PROPERTIES (Continued)

(f)	Other Properties (Continued)

In December 2005, $25,000 was accrued for a payment due under an Agreement dated December 13, 2005 with Mineral Hill Industries Ltd. in respect to their purchase of properties held by the Company in the Skeena Mining District of British Columbia. Since no acquisition or exploration costs relating to these claims remain deferred as part of mineral property expenditures, this payment was disclosed as a recovery of operating costs.

(g)	Title to Mineral Properties

Title to mineral properties may be affected by unregistered prior agreements or transfers, as well as undetected defects. Although the Company has verified title to its mineral properties in accordance with standard industry practices applicable for the current stage of exploration, these procedures do not guarantee the Company’s interests in its mineral properties.

(h)	Environmental Expenditures

The operations of the Company may, in the future, be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6.	RELATED PARTY TRANSACTIONS

As at December 31, 2005, $13,010 (2004: $18,935) was due to directors or senior officers of the Company or to companies controlled by them for various services rendered.

For the years ended December 31, 2005 and 2004, the following is a summary of related party transactions not disclosed elsewhere in these financial statements:

(a)	Corporate development and investor relations fees of $21,320 (2004: $36,000) were billed by a company controlled by a senior officer.

(b)	Professional and consulting fees of $84,831 (2004: $9,163) were charged by two private companies controlled by directors of the Company.

(c)	Legal fees of $19,286 (2004: $6,403) were incurred by an association of lawyers in which an officer of the Company is a member.

(d)	Administration fees of $60,000 (2004: $60,000) to a private company controlled by a director of the Company.

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

6.	RELATED PARTY TRANSACTIONS (Continued)

(e)	A private company controlled by a director of the Company billed $54,052 (2004: $74,897) on a cost recovery basis for office and administration.

(f)	Geological consulting fees and other exploration costs totaling $17,319 (2004: $15,444) were paid to related parties of the Company and are included in deferred exploration expenditures.

These transactions were made in the normal course of operations for consideration established and accepted by the related parties.

7.	SHARE CAPITAL

(a)	Authorized: 100,000,000 common shares without par value

(b)	Issued

	Number
	of
	Shares	Amount

Balance at December 31, 2003	50,708,095	$11,360,703

Issued for cash
Exercise of share purchase warrants	5,445,105	1,070,158
Exercise of stock options	1,049,000	152,850
Fair value of stock options exercised	-	15,466
Issued for Los Crestones Property finders’ fee (note 5(b))	25,000	15,000
Issued for settlement of debt, net of share issue cost of $5,016
(note 7(e))	120,000	58,584

	6,639,105	1,312,058

Balance at December 31, 2004	57,347,200	12,672,761
Issued for cash
Private placements, net of issue costs	6,500,000	2,196,794
Exercise of share purchase warrants	1,400,000	210,000
Exercise of stock options	75,000	9,350
Issued for mineral properties acquisitions	200,000	76,000
Fair value of stock options exercised	0	8,070
	8,175,000	2,500,214
Balance at December 31, 2005	65,522,200	$15,172,975

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

7.	SHARE CAPITAL (Continued)

(c)	Private Placements

During the year ended December 31, 2005, the Company issued 6,500,000 units at a price of $0.35 per unit for gross proceeds of $2,275,000. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $0.50 until expiry on September 27, 2007.

Additional share purchase warrants were issued by the Company as finders’ fees entitling the holder to purchase an aggregate 564,280 common shares at a price of $0.50 per share until expiry on September 27, 2007. The Company incurred share issuance costs of $78,206, including cash payments of $8,399 for finders’ fees and $17,221 for related expenses, resulting in net proceeds of $2,196,794 from the private placement.

There were no private placements in 2004.

(d)	Finders’ Fee

In April 2004, the Company issued 25,000 shares valued at $15,000 to pay a finders’ fee in association with the acquisition of its Los Crestones Property (note 5(b)).

(e)	Debt Settlement

In March 2004, the Company issued 120,000 units at a price of $0.53 per unit for a gross value of $63,600 (US $50,000) under a shares-for-debt arrangement with an arm’s length vendor. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.66 for a two-year period.

(f)	Shares Issued for Mineral Property

During 2005, the Company issued 200,000 common shares at a deemed value of $0.38 per share, pursuant to the terms of the Uranium Properties agreement (note 5(e)).

(g)	Share Purchase Warrants

A summary of the Company’s share purchase warrant transactions for December 31, 2005 and 2004 is presented below:

		Balance		Warrants		Balance
Exercise	Expiry	Dec 31,	Warrants	Cancelled or	Warrants	Dec 31,
Price	Date	2004	Granted	Expired	Exercised	2005
$0.15	March 3, 2005	1,400,000	-	-	1,400,000	-
$0.66	January 20, 2006	120,000	-	-	-	120,000
$0.50	September 27, 2007	-	3,250,000	-	-	3,250,000
$0.50	September 27, 2007	-	564,280	-	-	564,280
		1,520,000	3,814,280	-	1,400,000	3,934,280

Weighted average exercise price		$0.19	$0.50	$0.00	$0.15	$0.50

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

7.	SHARE CAPITAL (Continued)

(g)	Share Purchase Warrants (Continued)

		Balance		Warrants		Balance
Exercise	Expiry	Dec 31,	Warrants	Cancelled or	Warrants	Dec 31,
Price	Date	2003	Granted	Expired	Exercised	2004
$0.30	January 11, 2004	1,792,280	-	103,000	1,689,280	-
$0.15	April 29, 2004	462,825	-	-	462,825	-
$0.15	October 20, 2004	1,693,000	-	-	1,693,000	-
$0.15	March 3, 2005	3,000,000	-	-	1,600,000	1,400,000
$0.66	January 20, 2006	-	120,000	-	-	120,000
		6,948,105	120,000	103,000	5,445,105	1,520,000

Weighted average exercise price		$0.19	$0.66	$0.30	$0.20	$0.19

(h)	Stock Options

As at December 31, 2005 and 2004, the Company had a stock option plan (the “Plan”), allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance.

The purpose of the Plan is to provide directors, officers and key employees of and certain other persons who provided services to the Company and its subsidiaries with an increased incentive to contribute to the future success and prosperity of the Company.

All of the options outstanding as at December 31, 2005 and 2004 were exercisable. Transactions for the years ended December 31, 2005 and 2004 were as follows:

		Balance		Options		Balance
Exercise	Expiry	Dec 31,	Options	Cancelled or	Options	Dec 31,
Price	Date	2004	Granted	Expired	Exercised	2005
$0.15	February 8, 2006	50,000	-	-	-	50,000
$0.15	May 7, 2006	55,000	-	-	-	55,000
$0.12	June 8, 2006	525,000	-	-	10,000	515,000
$0.19	September 27, 2006	495,000	-	-	5,000	490,000
$0.12	January 10, 2008	1,651,000	-	-	60,000	1,591,000
$0.25	October 2, 2008	75,000	-	-	-	75,000
$0.34	December 8, 2008	225,000	-	30,000	-	195,000
$0.65	March 2, 2009	100,000	-	-	-	100,000
$0.62	March 25, 2009	815,000	-	15,000	-	800,000
$0.35	August 9, 2010	-	1,650,000	75,000	-	1,575,000
		3,991,000	1,650,000	120,000	75,000	5,446,000

Weighted average exercise price		$0.26	$0.35	$0.38	$0.12	$0.29

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

7.	SHARE CAPITAL (Continued)

(h)	Stock Options (Continued)

		Balance		Options		Balance
Exercise	Expiry	Dec 31,	Options	Cancelled or	Options	Dec 31,
Price	Date	2003	Granted	Expired	Exercised	2004
$0.15	May 10, 2004	50,000	-	-	50,000	-
$0.15	June 28, 2004	35,000	-	-	35,000	-
$0.15	December 1, 2004	594,000	-	-	594,000	-
$0.15	February 8, 2006	270,000	-	-	220,000	50,000
$0.15	May 7, 2006	55,000	-	-	-	55,000
$0.12	June 8, 2006	560,000	-	-	35,000	525,000
$0.19	September 27, 2006	495,000	-	-	-	495,000
$0.12	January 10, 2008	1,766,000	-	-	115,000	1,651,000
$0.25	October 2, 2008	75,000	-	-	-	75,000
$0.34	December 8, 2008	225,000	-	-	-	225,000
$0.65	March 2, 2009	-	100,000	-	-	100,000
$0.62	March 25, 2009	-	815,000	-	-	815,000
		4,125,000	915,000	-	1,049,000	3,991,000

Weighted average exercise price		$0.15	$0.62	$0.00	$0.15	$0.26

(i)	Value Assigned to Stock Options

The fair value method of valuing stock options requires that the amount calculated using the Black-Scholes option pricing model be expensed over the applicable vesting periods. It is the value of the premium associated with the call option and it is measured at the grant date. The option pricing model requires the input of highly subjective assumptions and is particularly sensitive to the expected share price volatility. Changes in the subjective input assumptions can affect the fair value estimate, and therefore, the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The fair value of the 1,650,000 stock options granted in the third quarter of 2005 was calculated to be $0.20 per share, or $330,842, and the fair value of the 915,000 stock options granted in fiscal 2004 was calculated to be $0.42 per share, or $386,246 in total.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Risk-free interest rate	3.15%	2.98%
Expected stock price volatility	103.57%	101.97%
Expected option life in years	2.00	3.50
Expected dividend yield	-	-

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

7.	SHARE CAPITAL (Continued)

(j)	Contributed Surplus

	2005	2004

Balance, beginning of year	$691,226	$320,446

Stock-based compensation expense as
a result of stock options granted	330,842	386,246
Value of stock options assigned to share
capital upon exercise of stock options	(8,070)	(15,466)

Balance, end of year	$1,013,998	$691,226

8.	INCOME TAXES

The Company has approximately $4,740,000 of resource deductions that have no expiry dates and are available, subject to certain restrictions, to reduce future taxable income in Canada. The Company also has the following non-capital losses available to reduce future taxable income in Canada, which expire as follows:

2005

2006	$168,000
2007	211,000
2008	349,000
2009	235,000
2010	228,000
2014	295,000
2015	435,000
$1,921,000

The future benefits of these losses and deductions have not been recorded in the accounts. A reconciliation of income tax provision computed at statutory rates to the reported income tax provision is provided as follows:

	2005	2004

Loss before income taxes	$(788,060)	$(685,952)

Income tax rate	34.12%	35.62%
Income tax benefit computed at Canadian statutory rates	$268,886	$244,335
Foreign tax rates different from statutory rates	(5,702)	(10,193)
Unrecognized tax losses	(263,184)	(234,142)

	$-	$-

QUATERRA RESOURCES INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

8.	INCOME TAXES (Continued)

Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets
Temporary differences on assets	$326,143	$1,058,125
Net tax losses carried forward	655,445	611,585

	981,588	1,669,710
Valuation allowance for future income tax assets	(981,588)	(1,669,710)

Future income tax assets, net	$-	$-

9.	SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	2005	2004

Canada	$-	$17,244
Mexico	1,734,058	905,535
USA	2,095,486	1,113,737

	$3,829,544	$2,036,516

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004

Cash Items
Interest received	$34,470	$9,861

Non-Cash Financing Activities
Shares issued for debt settlements	$-	$58,584
Shares issued for mineral properties	$76,000	$15,000

11.	SUBSEQUENT EVENTS

(a)	Subsequent to December 31, 2005, 375,609 warrants have been exercised for proceeds of $187,805; of these warrants, 34,280 were broker finders’ fee warrants.

(b)	853,000 stock options were exercised for proceeds of $182,160.